Exhibit 12.1

Susser Holdings Corporation (Consolidated)

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratios)

	January 1, 2006	December 31, 2006	December 30, 2007	December 28, 2008	January 3, 2010	Three Months Ended April 4, 2010
Earnings:
Consolidated pretax income (loss) from continuing operations	(20,642)	(3,698)	10,499	26,873	3,873	(8,003)
Minority interest in income of consolidated subsidiaries	76	61	42	48	39	11
Loss (income) on equity investments	—	(442)	(512)		—	(5)
Fixed charges	22,104	31,808	25,576	50,623	50,177	12,957
Capitalized interest	(275)	(346)	(550)	(170)	(266)	(41)
Amortization of capitalized interest	11	48	45	63	74	81

Total earnings available for fixed charges	1,274	27,432	35,100	77,437	53,897	5,000

Fixed Charges:
Interest expense	18,397	23,426	15,677	36,545	35,098	9,116
Capitalized interest	275	346	550	170	266	41
Estimated interest portion of rent expense	3,093	7,207	8,201	10,995	11,719	3,192
Amortization of debt issue costs	339	829	1,148	2,913	3,095	607

Total fixed charges	22,104	31,808	25,576	50,623	50,177	12,957

Ratio of earnings to fixed charges	(a )	(a )	1.37	1.53	1.07	(a )

Notes:

(a)	Earnings for the years ended January 1, 2006 and December 30, 2006 and the three months ended April 4, 2010 were inadequate to cover fixed charges. The deficiency was $20.8 million, $4.4 million and $8.0 million for the respective periods. Included in the fiscal 2005 results is $17.3 million of compensation expense recognized for options redeemed related to the December 2005 recapitalization.